UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CARDINAL ETHANOL, LLC

(Name of Issuer)

Limited Liability Company Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Miranda L. Hughes
Brown, Winick, Graves, Gross, & Baskerville, P.L.C.
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 2 of 7
(1)	NAMES OF REPORTING PERSONS Robert N. Baker
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, BK, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 870
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER 870
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.46%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 14,606 units of membership interest outstanding as of February 2, 2021, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2020.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 3 of 7
(1)	NAMES OF REPORTING PERSONS Clark Family, LLC f/k/a Stephen L. Clark Family Partnership, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
(14)	TYPE OF REPORTING PERSON (see instructions) OO
Percentage calculated based on 14,606 units of membership interest outstanding as of February 2, 2021, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 4 of 7
(1)	NAMES OF REPORTING PERSONS Stephen L. Clark
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 14,606 units of membership interest outstanding as of February 2, 2021, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2019 ("First Amendment," and together with the Original Statement referred to as the "Amended Statement"), relates to the membership units of Cardinal Ethanol, LLC, an Indiana limited liability company. Information contained in the Amended Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Amended Statement.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f)    This Amendment is filed by

(ii)    The Stephen L. Clark Family Partnership, L.P. (otherwise referred to in the Amended Statement as the “Partnership”) converted to a limited liability company, pursuant to a statutory conversion authorized under the laws of the State of Kansas (the “Conversion”). The name of the Partnership as converted, was amended to “Clark Family, LLC” a Kansas limited liability company (the “Company”). The Conversion was effective December 31, 2019. As such, all references the Partnership, shall hereinafter be deemed references to the Company.

(iii)    Pursuant the Conversion, the general partner, Clark Family General, LLC, as otherwise referred to as “CFG” in the Amended Statement, was liquidated. All references to CFG individually shall be deemed deleted.

Clark together with Baker and the Company the “Reporting Persons”.

(c)

The principal occupation of Baker is to serve as a manager of the Company and the president of Clark Investment Group, LLC (“CIG”) which is engaged in the business of real estate development and investment. The address of the principal business and principal office of CIG is 1717 N. Waterfront Parkway, Wichita, KS 67206.

The principal occupation of Clark is to serve as a manager of the Company and the chairman of CIG.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since the First Amendment was filed, Baker has purchased, over the last several years, an additional 228 Units from other members of the Issuer. The source of funding for these purchases was personal funds of Baker with regard to $295,440.00 which represents the aggregate purchase price paid for approximately 43 Units. The source of funding for the purchase of the remainder of the Units (not otherwise purchased with Baker’s personal funds) was through two separate bank loans. Baker borrowed the funds from Vintage Bank Kansas (the “Bank”) on August 22, 2019 (“Loan 1”) and on March 5, 2020 (“Loan 2,” and together with Loan 1, the “Loans”). The Loans were made in the ordinary course of business of the Bank. Reference is made to Exhibit 99.2 filed under Item 7 of the First Amendment as to Loan 1, and Exhibit 99.2 filed under Item 7 of this Amendment as to Loan 2, each of which are incorporated herein by reference.

Baker purchased an additional 30 Units from two other members of the Issuer on April 1, 2021 for $5,200 per Unit for total consideration of $156,000. The source of funding for the total purchase price of the 30 Units was funding provided pursuant to Loan 2.

Baker intends to continue to purchase additional Units from members of the Issuer, including using the remainder of the $338,202 on Loan 2 from the Bank to make such purchases, subsequent to the purchase on April 1, 2021.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Baker purchased the additional Units because the Units were believed to be an attractive investment. Baker intends to continue to purchase additional Units from members of the Issuer, including using the remainder of the $338,202 on Loan 2 from the Bank to make such purchases, subsequent to the purchase on April 1, 2021.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a), (b)

Baker beneficially owns 1,820 Units or 12.46% of the outstanding Units of the Issuer (calculated based on 14,606 Units outstanding as reported on its Form 10-Q for the quarterly period ended December 31, 2020). These 1,820 Units include 950 Units which Baker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) with the Company as described in the Amended Statement. Baker has sole power to vote and dispose of the remaining 870 Units.

(e) The general partner, Clark Family General, LLC, as otherwise referred to as “CFG” in the Amended Statement ceased to be a beneficial owner of the Units as of December 31, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Amendment, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.    Description

    99.1    Joint Filing Statement

    99.2    Promissory Note for the benefit of Vintage Bank Kansas dated March 5, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete, and correct.

Date: April 2, 2021	/s/ Robert Baker
Robert Baker, Individually

CLARK FAMILY, LLC

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager

/s/ Stephen L. Clark
Stephen L. Clark, Individually